UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

AMENDMENT NO. 2

Calprop Corporation
(Name of Subject Company)

Calprop Corporation
(Names of Persons Filing Statement)

Common Stock, no par value
(Title of Class of Securities)

131352106
(CUSIP Number of Class of Securities)

Henry Nierodzik
Chief Accounting Officer
13160 Mindanao Way, Suite 180
Marina del Rey, CA 90292-7903
Telephone: 310-306-4314

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With A Copy To:
Adam Cohen, Esq.
Reish Luftman Reicher & Cohen
11755 Wilshire Boulevard, 10th Floor
Los Angeles, California 90025
Telephone: 310-478-5656
Facsimile: 310-478-5831

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on March 25, 2005 by Calprop Corporation, a California corporation, as amended and restated in its entirety on April 21, 2005 (the “Schedule 14D-9”), relating to the tender offer by Newcal Corporation, a California Corporation (the “Purchaser”), to purchase all of the outstanding shares of Calprop stock (no par value) not owned, directly or indirectly, by Mr. Victor Zaccaglin, Mr. John Curci, Sr., and their respective families and affiliates, for a purchase price of $0.65 per share, net to each selling stockholder in cash, without interest thereon, upon the terms and subject to the conditions set forth in Newcal Corporation’s “Offer to Purchase” dated March 25, 2005, as amended on April 20, 2005 (the “First Amendment”), April 25, 2005 (the “Second Amendment”), and May 20, 2005 (the “Third Amendment”), and in the related Letter of Transmittal (which, together, collectively constitute the “Offer”).

Item 8. Additional Information

     Pursuant to the Second Amendment and the Third Amendment, the Purchaser has extended the Offer until midnight, New York City time, on Thursday May 26. 2005.

Item 9. Exhibits

     Item 9 of the Schedule 14D-9 is hereby amended by adding the following Exhibits:

(a)(8)	Amended and Restated Offer to Purchase (incorporated herein by reference from Exhibit (a)(1) of the Second Amendment filed on April 25, 2005).

(a)(9)	Amended and Restated Letter of Transmittal (incorporated herein by reference from Exhibit (a)(1) of the Second Amendment filed on April 25, 2005).

(a)(10)	Amended and restated Form of Letter to Clients for User by Brokers, Dealer, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference from Exhibit (a)(1) of the Second Amendment filed on April 25, 2005).

(a)(11)	Amended and restated Notice of Guaranteed Delivery (incorporated herein by reference from Exhibit (a)(1) of the Second Amendment filed on April 25, 2005).

(a)(12)	Letter to Calprop Stockholders, dated April 22, 2005 (incorporated herein by reference from Exhibit (a)(1) of the Second Amendment filed on April 25, 2005).

(a)(13)	Press Release of Calprop Corporation, dated April 22, 2005 (incorporated herein by reference from Exhibit (a)(1) of the Second Amendment filed on April 25, 2005).

(a)(14)	Supplement to Offer to Purchase, dated May 20, 2005 (incorporated herein by reference from Exhibit (a)(1) of the Third Amendment filed on May 20, 2005).

(a)(15)	Letter to Calprop Stockholders, dated May 20, 2005 (incorporated herein by reference from Exhibit (a)(1) of the Third Amendment filed on May 20, 2005).

(a)(16)	Press Release of Calprop Corporation, dated May 20, 20005 (incorporated herein by reference from Exhibit (a)(1) of the Third Amendment filed on May 20, 2005).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 20, 2005

Calprop Corporation, A California corporation
By:	/s/ Henry Nierodzik
Its:	Chief Accounting Officer